                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                                 Shoney's, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    829039100
                    -----------------------------------------
                                 (CUSIP Number)



                         Courage Capital Management, LLC
                             ATTN: Donald M. Farris
                                4400 Harding Road
                               Nashville, TN 37205
                                 (615) 298-7606
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 6, 2000
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g), check the following box.   [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829039100                   13D                     Page 2 of 10 Pages

--------------------------------------------------------------------------------

      1      NAME OF REPORTING PERSON
             I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             Courage Capital Management, LLC ("Courage Capital")

--------------------------------------------------------------------------------

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [X]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------

      3      SEC USE ONLY

--------------------------------------------------------------------------------

      4      SOURCE OF FUNDS

             00

--------------------------------------------------------------------------------

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------

      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Tennessee

--------------------------------------------------------------------------------

     NUMBER OF        7      SOLE VOTING POWER
                             2,851,875 shares of Common Stock (includes
                             1,526,148 shares issuable upon conversion of Liquid
       SHARES                Yield Option Notes due 2004 ("LYONS") and
                             763,327 shares issuable upon conversation of
                             Convertible Subordinated Debentures due 2002
    BENEFICIALLY             ("TPI Notes"))
                     -----------------------------------------------------------

      OWNED BY        8      SHARED VOTING POWER
                             0 shares of Common Stock

       EACH          -----------------------------------------------------------

                      9      SOLE DISPOSITIVE POWER
    REPORTING                2,851,875 shares of Common Stock (includes
                             1,526,148 shares issuable upon conversion of LYONS
                             and 763,327 shares issuable upon conversation
     PERSON                  of TPI Notes)

                     -----------------------------------------------------------

      WITH           10      SHARED DISPOSITIVE POWER
                             0 shares of Common Stock

--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,875 shares of Common Stock, consisting of 0 shares of Common Stock held directly, 1,941,803 shares held indirectly through V-One Opportunity Fund, L.P., and 910,072 shares of Common Stock held indirectly through Courage Special Situations Fund, LP

--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             5.39% Common Stock

--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON

             00

--------------------------------------------------------------------------------

CUSIP No. 829039100                   13D                     Page 3 of 10 Pages

--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S IDENTIFICATION NO. OF ABOVE PERSON

              Richard C. Patton

--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [X]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------

      3       SEC USE ONLY

--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

              00

--------------------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

              [ ]
--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------

      NUMBER OF        7    SOLE VOTING POWER
                            0 shares of Common Stock

       SHARES         ----------------------------------------------------------

                       8    SHARED VOTING POWER
    BENEFICIALLY            2,851,875 shares of Common Stock beneficially
                            owned by Courage Capital (includes 1,526,148 shares
                            issuable upon conversion of LYONS and 763,327 shares
     OWNED BY               issuable upon conversation of TPI Notes); Managing
                            Directors, Richard C. Patton and Donald M. Farris
                            share voting power.
       EACH
                      ----------------------------------------------------------

    REPORTING          9    SOLE DISPOSITIVE POWER
                            0 shares of Common Stock

     PERSON           ----------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
      WITH                  2,851,875 shares of Common Stock beneficially owned
                            by Courage Capital (includes 1,526,148 shares issuable upon conversion of LYONS and 763,327 shares issuable upon conversation of TPI
                            Notes); Managing Directors, Richard C. Patton and Donald M. Farris share voting power.

--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,875 shares of Common Stock held indirectly through Courage Capital.

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.39% Common Stock

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN

--------------------------------------------------------------------------------

CUSIP No. 829039100                      13D                  Page 4 of 10 Pages

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON
               I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               Donald M. Farris

--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [X]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------

      3       SEC USE ONLY

--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

              00

--------------------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

              [ ]

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------

      NUMBER OF         7    SOLE VOTING POWER
                             0 shares of Common Stock

       SHARES          ---------------------------------------------------------

                        8    SHARED VOTING POWER
    BENEFICIALLY             2,851,875 shares of Common Stock beneficially
                             owned by Courage Capital (includes 1,526,148 shares
                             issuable upon conversion of LYONS and 763,327
      OWNED BY               shares issuable upon conversation of TPI Notes);
                             Managing Directors, Richard C. Patton and Donald
                             M. Farris share voting power.
        EACH
                       ---------------------------------------------------------

     REPORTING          9    SOLE DISPOSITIVE POWER
                             0 shares of Common Stock

                       ---------------------------------------------------------
       PERSON
                       10    SHARED DISPOSITIVE POWER
                             2,851,875 shares of Common Stock beneficially
        WITH owned by Courage Capital (includes 1,526,148 shares issuable upon conversion of LYONS and 763,327 shares issuable upon conversation of TPI
                             Notes); Managing Directors, Richard C. Patton and Donald M. Farris share voting power.

--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,875 shares of Common Stock held indirectly through Courage Capital.

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.39% Common Stock

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN

--------------------------------------------------------------------------------

CUSIP No. 829039100                   13D                     Page 5 of 10 Pages

--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON
               I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               V-One Opportunity Fund, LP ("V-One")

--------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [X]
                                                                      (b)    [ ]
--------------------------------------------------------------------------------

      3       SEC USE ONLY

--------------------------------------------------------------------------------

      4       SOURCE OF FUNDS

              WC

--------------------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

              [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Tennessee

--------------------------------------------------------------------------------

      NUMBER OF        7    SOLE VOTING POWER
                            1,941,803 shares of Common Stock (includes
       SHARES               1,379,403 shares issuable upon conversion of LYONs).

    BENEFICIALLY      ----------------------------------------------------------

      OWNED BY         8    SHARED VOTING POWER
                            0 shares of Common Stock
       EACH           ----------------------------------------------------------

    REPORTING          9    SOLE DISPOSITIVE POWER
                            1,941,803 shares of Common Stock (includes
      PERSON                1,379,403 shares issuable upon conversion of LYONs).

       WITH           ----------------------------------------------------------

                       10   SHARED DISPOSITIVE POWER
                            0 shares of Common Stock

--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,803 shares of Common Stock held directly.

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [X]
              Excludes shares beneficially owned by its General Partner, Courage Capital, through other funds.

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.73% Common Stock

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN

--------------------------------------------------------------------------------

CUSIP No. 829039100                   13D                     Page 6 of 10 Pages

--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S IDENTIFICATION NO. OF ABOVE PERSON

              Courage Special Situations Fund, LP ("Courage Fund")

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     [X]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC

--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

              [ ]

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Tennessee

--------------------------------------------------------------------------------

      NUMBER OF       7    SOLE VOTING POWER
                           910,072 shares of Common Stock composed of
       SHARES              146,745 shares issuable upon conversion of LYONS and
                           763,327 shares issuable upon conversion of TPI Notes.

    BENEFICIALLY     -----------------------------------------------------------

                      8    SHARED VOTING POWER
      OWNED BY             0 shares of Common Stock

                     -----------------------------------------------------------
        EACH
                      9    SOLE DISPOSITIVE POWER
                           910,072 shares of Common Stock composed of
      REPORTING            146,745 shares issuable upon conversion of LYONS and
                           763,327 shares issuable upon conversion TPI Notes.

       PERSON        -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
        WITH               0 shares of Common Stock

--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,072 shares of Common Stock held directly.

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [X]
              Excludes shares beneficially owned by its General Partner, Courage Capital, held in V-One

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.77% Common Stock

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN

--------------------------------------------------------------------------------


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




         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $1.00 share (the "Common Stock") of Shoney's, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1727 Elm Hill Pike, Nashville, TN 37210.

         ITEM 2.  IDENTITY AND BACKGROUND.

         Courage Capital Management, LLC ("Courage Capital"):

         (a) Courage Capital Management, LLC ("Courage Capital"), a Tennessee limited liability company, is a private investment firm with its principal office and place of business at 4400 Harding Road, Nashville, TN 37205. Courage Capital has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D item 2(d) or (3). Courage Capital's beneficial ownership of the Issuer's Common Stock is controlled by its Managing Directors, Richard C. Patton and Donald M. Farris. Its Members are Messrs. Patton and Farris and Woodmont Capital LLC, none of which beneficially owns shares of Common Stock of the Issuer except as set forth herein.


         Richard C. Patton:

         (a)     Richard C. Patton

         (b)     4400 Harding Road, Nashville, TN 37205.

         (c) Chief Manager, Courage Capital, 4400 Harding Road, Nashville, TN 37205.

         (d) During the last five years, Mr. Patton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Patton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)     United States.

         Donald M. Farris:

         (a)     Donald M. Farris

         (b)     4400 Harding Road, Nashville, TN 37205.

         (c) Managing Director, Courage Capital, 4400 Harding Road, Nashville, TN 37205.

         (d) During the last five years, Mr. Farris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Farris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)     United States.

         Courage Special Situations Fund, LP:

         Courage Special Situations Fund, LP ("Courage Fund"), a Tennessee limited partnership, is a private investment firm with its principal office and business located at 4400 Harding Road, Nashville, TN 37205. Its sole general partner is Courage Capital. Courage Fund has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

         V-One Opportunity Fund, L.P.:

         V-One Opportunity Fund, LP ("V-One"), a Tennessee limited partnership, is a private investment fund with its principal office and business located at 4400 Harding Road, Nashville, TN 37205. Its sole general partner is Courage Capital. V-One has not been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 30 - July 11, 2000, V-One purchased 562,400 shares of common stock of the Issuer in market transactions at prices ranging from $0.91 to $1.18 as set forth in Item 5(c), for a total consideration of $598,321. The source of funds was the working capital of V-One.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the parties described herein holds shares of Common Stock or securities convertible into Common Stock described herein for investment purposes. The parties intend to tender the LYONs and the TPIs in the Issuer's proposed tender offer for such securities. In the ordinary course of business, each of the parties described herein from time to time reviews the performance of its investments and may acquire or dispose of shares of Common Stock at any time.

         Except as set forth above, none of the parties described herein currently has plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As part of the review of investments in the Common Stock, each of the parties described herein may explore from time to time a variety of alternatives, including, without limitation, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The decision to explore any of such alternatives would depend on a variety of factors, including current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Information required by Item 5 (a) and (b) is incorporated by reference to items 7-11 and 13 from the cover pages hereto.

         (c) On June 30, 2000, V-One purchased 225,000 shares of Common Stock on the open market at a price of $1.18 per share.

                 On July 5, 2000, V-One purchased 200,000 shares of Common Stock on the open market at a price of $0.96 per share.

                 On July 7, 2000, V-One purchased 37,400 shares of Common Stock on the open market at a price of $0.91 per share.

                 On July 10, 2000, V-One purchased 50,000 shares of Common Stock on the open market at a price of $1.04 per share.

                 On July 11, 2000, V-One purchased 50,000 shares of Common Stock on the open market at a price of $1.04 per share.

         (d)     N/A

         (e)     N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Courage Fund and V-One have executed agreements in the form of Exhibit 2 whereby their LYONs and TPIs are deposited with the Issuer and the Issuer has an option to purchase those securities for $250.00 per $1,000 principal amount at maturity of a LYON and $691.59 per principal amount of any TPI. The Issuer's option becomes exercisable only if the Issuer's tender offer for such securities expires or is terminated without the Issuer accepting tender and paying for the securities.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement of Courage Capital, Richard C. Patton, Donald M. Farris, Courage Fund and V-One

         Exhibit 2 Letter Agreement between the Issuer, Courage Fund and V-One dated June 27, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       Courage Capital Management, LLC

Date: July 16, 2000                    By:      /s/ Richard C. Patton
                                             -----------------------------------
                                       Its:     Chief Manager
                                             -----------------------------------